Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statement No. 33-33887 on Form S-8 of Magnetek, Inc. of our report dated June 21, 2013 with respect to the statements of net assets available for benefits of the Magnetek FlexCare Plus Retirement Savings Plan as of December 31, 2012 and 2011, and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule of schedule H, part IV, line 4i - schedule of assets (held at end of year) as of December 31, 2012, which report appears in the December 31, 2012 Annual Report on Form 11-K of the Magnetek FlexCare Plus Retirement Savings Plan.

Baker Tilly Virchow Krause, LLP
Milwaukee, Wisconsin
June 21, 2013